BNY MELLON ETF INVESTMENT ADVISER, LLC
201 Washington Street

Boston, Massachusetts 02108

October 23, 2025

BNY Mellon ETF Trust
-BNY Mellon Ultra Short Income ETF
240 Greenwich Street
New York, New York 10286

Re: Fee Waiver/Expense Cap

To Whom It May Concern:

Effective October 31, 2025, BNY Mellon ETF Investment Adviser, LLC (the "Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Ultra Short Income ETF (the "Fund"), a series of BNY Mellon ETF Trust (the "Trust"), as follows:

The Adviser has contractually agreed, until at least October 31, 2026, to assume the direct expenses of the Fund so that the Fund's total annual operating expenses (including acquired fund fees and expenses (if any)) (excluding payments under the Fund's 12b-1 plan (if any), interest expenses, taxes, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with any securities lending program adopted by the Fund, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund's business) do not exceed 0.12% of the Fund's average daily net assets. Prior to October 31, 2026, this expense limitation agreement may only be terminated by the Fund’s board. On or after October 31, 2026, the Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and the Adviser to lower the net amounts shown and may only be terminated prior to October 31, 2026 in the event of termination of the Management Agreement between the Adviser and the Trust with respect to the Fund.

BNY MELLON ETF INVESTMENT ADVISER, LLC By: /s/ Sarah Kelleher Sarah Kelleher Vice President

Accepted and Agreed To:

BNY MELLON ETF TRUST

On Behalf of BNY Mellon Ultra Short Income ETF

By: /s/ James Windels

James Windels

Treasurer